SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                            GUARDIAN INTERNATIONAL, INC.

                                (Name of Issuer)


             Class A Voting Common Stock, Par Value $.001 Per Share

                         (Title of Class of Securities)


                                   401376 10 8

                                 (CUSIP Number)

                                Marilyn K. Dalton
                             Secretary and Treasurer
                               Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8357

                                   Copies to:

                            John K. Rosenberg, Esq.
                              818 Kansas Avenue
                             Topeka, Kansas 66612
                                (785) 575-6535


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               February 26, 1998

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



---------------------
CUSIP NO. 401376 10 8
---------------------

-----------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [   ]
                                                              (b)  [ x ]
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                                                                 WC
 -----------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]
------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
    NUMBER OF                                                 0
    SHARES
------------------------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                                                    6,435,000
    EACH
------------------------------------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                                                     0
    WITH
------------------------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                                                              6,435,000
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                              6,435,000
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     44.47%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                                                     CO
------------------------------------------------------------------------------

---------------------
CUSIP NO. 401376 10 8
- --------------------
------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Security, Inc; 48-1169432
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [   ]
                                                              (b)  [ x ]
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                                                                 WC
 -----------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]
------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                                                  0
    SHARES
------------------------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                                                    6,435,000
    EACH
------------------------------------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                                                    0
    WITH
------------------------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                                                              6,435,000
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                              6,435,000
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     44.47%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                                                     CO
------------------------------------------------------------------------------

- --------------------
CUSIP NO. 401376 10 8
- --------------------
------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Protection One, Inc; 93-1063818
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [   ]
                                                              (b)  [ x ]
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                                                                 WC
 -----------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]
------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                                                  0
    SHARES
------------------------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                                                    6,435,000
    EACH
------------------------------------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                                                    0
    WITH
------------------------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                                                              6,435,000
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                              6,435,000
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     44.47%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                                                     CO
------------------------------------------------------------------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on October 24, 1997, (the "Statement"), with respect to the Class A Voting Common Stock, par value $.001 per share (the "Shares") of Guardian International, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


         Item 1. SECURITY AND ISSUER.

         No material change.

         Item 2. IDENTITY AND BACKGROUND.

         No material change.

         Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price (excluding commissions) for the 75,000 Shares and 1,600,000 shares of Series B 10 1/2% Convertible Cumulative Preferred Stock (the "Series B Preferred Stock") purchased by the Reporting Person since the filing of Amendment No. 2 to the Statement was $4,176,187.60. Such Shares were acquired with general capital funds of the Reporting Person.

         Item 4. PURPOSE OF THE TRANSACTION.

         In order to purchase Shares at what the Reporting Person considered to be favorable market prices, the Reporting Person decided to purchase 75,000 Shares in open market transactions, as more fully set forth in Item 5 below. On February 23 1998, Westar Security, Inc. acquired through negotiations with the Issuer 1,600,000 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into Shares on a one-for-one basis at the election of Westar Security.

         Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted in its entirety and restated as follows:

         (a) To the best knowledge and belief of the Reporting Person, there were 10,996,804 Shares issued and outstanding as of February 26, 1998. The Reporting Person beneficially owns (within the meaning of Rule 13d-3) 6,435,000 Shares, constituting approximately 44.47% of the above-noted total amount of issued and outstanding Shares (and assuming that the 3,475,000 Shares into which the Preferred Stock and Series B Preferred Stock are convertible are outstanding).

         (b) Westar Security is a wholly owned subsidiary of Protection One, of which the Reporting Person owns approximately 82% of the common stock on a fully diluted basis. As a result of these relationships, Protection One and the Reporting Person may be deemed to have shared power to vote or dispose of the Shares which are the subject of this Statement.

         (c) Since the filing of Amendment No. 2 to the Statement, the Reporting Person acquired 75,000 Shares in open market transactions, and 1,600,000 shares of Series B Preferred Stock issued directly by the Issuer. Set forth below is a table identifying and describing such open-market purchases of Shares:

 Shares                    Price per Share                        Date of
Purchased                                                         Purchase
------------------------------------------------------------------------------
 13,500                         2.275                             01/12/98
 36,500                         2.375                             01/13/98
  8,500                         2.305                             01/28/98
  6,500                         2.375                             01/29/98
 10,000                         2.375                             01/30/98



         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the acquisition of the Series B Preferred Stock, the Registration Rights Agreement between the Issuer and Westar Security was amended to include the Series B Preferred Stock and to increase the number of demand registration rights to four from three.

         Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A:     Amendment to Registration Rights Agreement, dated as
        of February 23, 1998.






                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     WESTAR CAPITAL, INC.


                                     By:  /s/ Marilyn Dalton
                                          Name:  Marilyn Dalton
                                          Title: Secretary and Treasurer


Dated:         February 26, 1998